EARLY WARNING REPORT

Made Pursuant To Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, National Instrument 62-103 – The Early Warning System and Related Take-Over bid and Insider Reporting Issues and Section 102.1 of the Securities Act (Ontario)

This report is made pursuant to the provisions of the securities legislation referred to above in connection with certain acquisitions of securities of Cream Minerals Ltd. (“Cream Minerals”).

1.            Name and address of Offeror.

Pinetree Capital Ltd. (“Pinetree” or the “Offeror”)
The Exchange Tower
130 King Street West, Suite 2500
Toronto, Ontario  M5X 1A9

2.
Designation  and  number  or  principal  amount  of  securities  and  the  Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Through a series of transactions ending on November 2, 2011, the Offeror acquired ownership of 2,750,000 common shares of Cream Minerals (the “Common Shares”) through the facilities of the TSX Venture Exchange, representing approximately 1.8% of the total issued and outstanding common shares of Cream Minerals as of November 2,
2011.

3.
Designation  and  number  or  principal  amount  of  securities  and  the  Offeror’s securityholding   percentage   in   the   class   of   securities   immediately   after   the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following the acquisition noted in item 2 above, the Offeror owns an aggregate of 23,250,000 common shares of Cream Minerals, including the Common Shares, and rights to acquire an additional 5,000,000 common shares upon exercise of certain convertible securities (the “Convertible Securities).   In the event that the Convertible Securities are fully exercised, the holdings of the Offeror represents a total of
28,250,000 common shares of Cream Minerals, or approximately 18.0% of all issued and outstanding common shares as at November 2, 2011, calculated on a partially diluted basis assuming the exercise of the Convertible Securities only.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

	(b)	See 3. above. the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

NIL
	(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership
NIL
5.	(a)	The name of the market where the transaction or occurrence that gave rise to the news release took place.

TSX Venture Exchange

	(b)	The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

The Common Shares were purchased at an average price of $0.18 per common share.

6.
The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Common Shares noted in item 2. above were acquired for investment purposes.  The Offeror may from time to time acquire additional securities of Cream Minerals, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

7.
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including  agreements  with  respect  to  the  acquisition,  holding,  or  disposition  or voting of any of the securities.

N/A.

8.           Names of joint actors in connection with the disclosure required in this report.

N/A

9.
In  the  case  of  a  transaction  or  occurrence  that  did  not  take  place  on  a  stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror.

N/A

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer’s securities.

N/A

11.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

N/A.

DATED as of the 3rd of November, 2011.

PINETREE CAPITAL LTD.

“Richard Patricio”
Richard Patricio
Vice-President, Legal & Corporate Affairs